SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

CBRL Group, Inc.
(Name of Subject Company (Issuer))

CBRL Group, Inc.
(Name of Filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 Per Share
(including the associated common stock purchase rights)
(Title of Class of Securities)

Common Stock: 12489V106
(CUSIP Number of Class of Securities)

Lawrence E. White
Senior Vice President - Finance and Chief Financial Officer
CBRL Group, Inc.
305 Hartmann Drive,
P.O. Box 787
Lebanon, Tennessee 37088-0787
Telephone: (615) 443-9869
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Gary M. Brown
Laureen K. Kuzur
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Commerce Center, Suite 1000
211 Commerce Street
Nashville, Tennessee 37201
Telephone: (615) 726-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$249,780,000	$26,727

*
Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that an aggregate of 5,430,000 shares of common stock, par value $0.01 per share are purchased at the maximum possible tender offer price of $46.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $26,727           Filing Party: CBRL Group, Inc.
Form or Registration No.:   Schedule TO       Date Filed: December 13, 2006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Commission on December 13, 2006 as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on January 3, 2007 (the “Schedule TO”) by CBRL Group, Inc. a Tennessee corporation (“CBRL” or the “Company”), relating to the tender offer by the Company to purchase for cash up to 5,430,000 shares of its common stock, par value $0.01 per share, including the associated common stock purchase rights issued under the Rights Agreement dated as of September 7, 1999, between CBRL and Computershare Trust Company, N.A., as rights agent, at a price not more than $46.00 nor less than $42.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which are dated December 13, 2006 and were respectively filed with the Commission on December 13, 2006, as Exhibit (a)(1)(A) and on January 3, 2007 as Exhibit (a)(1)(B) to the Company’s Schedule TO. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 11.  Additional Information

On January 12, 2007, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 Midnight, New York City time, on January 11, 2007. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

(a)(5)(E) Press Release dated January 12, 2007 (announcing preliminary results of the tender offer)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CBRL GROUP, INC.
By: /s/ N.B. Forrest Shoaf
Name: N.B. Forrest Shoaf
Title: Senior Vice President,
Secretary and General Counsel

Dated: January 12, 2007

EXHIBIT INDEX
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 13, 2006*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)**
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 13, 2006*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 13, 2006*
(a)(1)(F)	Letter to Employees in the CBRL Group, Inc. Payroll Stock Purchase Program*
(a)(1)(G)	Instruction Letter to Employees in the CBRL Group, Inc. Payroll Stock Purchase Program*
(a)(2)-(a)(4)	Not applicable
(a)(5)(A)
Press Release dated December 6, 2006 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K for the period ended November 30, 2006 and filed with the SEC on December 6, 2006)

(a)(5)(B)	Letter to Shareholders from the President and Chief Executive Officer, dated December 13, 2006*
(a)(5)(C)	Press Release dated December 13, 2006*
(a)(5)(D)	Summary Advertisement Published in the New York Times on December 13, 2006*
(a)(5)(E)	Press Release dated January 12, 2007 (announcing preliminary results of the tender offer)
(d)(1)	Rights Agreement dated September 7, 1999 (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A12G filed with the SEC on September 21, 1999)
(d)(2)
Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended July 30, 1999 and filed with the SEC on October 26, 1999)

(d)(3)
2000 Non-Executive Stock Option Plan (incorporated by reference to Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended August 2, 2002 and filed with the SEC on October 25, 2002)

(d)(4)
The Company's 1989 Non-Employee Director's Stock Option Plan, as amended (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended August 2, 1991 and filed with the SEC on October 29, 1991)

(d)(5)
2002 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended August 1, 2003 and filed with the SEC on October 15, 2003)

(d)(6)
Amendment No. 1 to Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)

(d)(7)	2006 Success Plan (incorporated by reference to Exhibit (d)(12) to the Company's Schedule TO filed with the SEC on March 31, 2006)
(d)(8)
Form of Restricted Stock Award (incorporated by reference to Exhibit 10(j) to the Company's Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)

(d)(9)
Form of Stock Option Award under the Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10(k) to the Company's Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)

(d)(10)
Form of Stock Option Award under the Omnibus Plan (incorporated by reference to Exhibit 10(l) to the Company's Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)

(d)(11)	Form of Success Award Notice under the 2006 Success Plan (incorporated by reference to Exhibit (d)(13) to the Company's Schedule TO filed with the SEC on March 31, 2006)
(d)(12)
Executive Employment Agreement dated as of August 1, 2005 between Michael A. Woodhouse and the Company (incorporated by reference to Exhibit 10(m) to the Company's Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)

(d)(13)
Director Compensation Policy (incorporated by reference to the Company's Current Report on Form 8-K for the period ended July 28, 2005 and filed with the SEC on August 1, 2005 and Current Report on Form 8-K for the period ended July 27, 2006 and filed with the SEC on August 1, 2006)

(e)	Not applicable

(g)	Not applicable

(h)	Not applicable

* Previously filed on Schedule TO-I on December 13, 2006

** Previously filed on Schedule TO-I/A on January 3, 2007